Material Reclassification

As of November 4, 1997, in order to conform book and tax bases, the Fund began amortization of premiums on securities for book purposes. Such cumulative change was limited to a reclassification adjustment and had no impaact on net assets or total increase (decrease) in net assets. Accordingly, during the year ended July 31, 1998, amounts have been reclassified to reflect an increase in net unrealized appreciation of investments of $141,906. Paid-in capital was decreased for the same amount. For bonds acquired after April 30, 1993, on disposition or maturity, taxable ordinary income is recognized to the extent of the lesser of gain or market discount that would have accrued over the holding period. Realized gains and losses on investments and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes.